UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1, 99.2 and 99.3 to this Report on Form 6-K are press releases of Pharming Group N.V., or the Company, dated April 18-19, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the launch of an offering of approximately €100 million convertible bonds due 2029 and the concurrent repurchase of the outstanding €125 million convertible bonds due 2025
99.2	Pharming Group announces the placement of €100 million convertible bonds due 2029
99.3	Pharming Group announces the repurchase of outstanding €125 million convertible bonds due 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: April 25, 2024

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.
Pharming Group announces the launch of an offering of approximately €100 million convertible bonds due 2029 and the concurrent repurchase of the outstanding €125 million convertible bonds due 2025
Pharming Group N.V. launches new convertible bond offering and simultaneously invites holders of its outstanding €125 million 3.00% convertible bonds due 2025 to offer their convertible bonds for purchase for cash

Leiden, the Netherlands, 18th April, 2024: Pharming Group N.V. ("Pharming" or the "Company") (Euronext Amsterdam: PHARM) launches today the issue of approximately €100 million senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares in the capital of the Company (the “Shares”) and concurrently invites current holders of its outstanding €125 million 3.00% convertible bonds due 2025 to submit offers to sell for cash.

•The New Bonds are expected to be issued on 25th April 2024 (the “Issue Date”) and to carry a coupon of 4.50% per annum payable semi-annually
•The New Bonds will have a maturity date of 25th April 2029 (the “Maturity Date”)
•The initial conversion price at which the New Bonds may be converted into Pharming’s Shares is expected to be set at a premium of between 32.50% and 42.50% above the volume weighted average price (the “VWAP”) of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering
•Pharming will use the net proceeds of the issue for the concurrent repurchase of the outstanding €125 million 3.00% senior unsecured convertible bonds due 2025 issued on 21 January 2020 (the “2025 Bonds”; ISIN: XS2105716554) to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years

New Bonds Offering
The New Bonds will have a principal amount of €100,000 each. The New Bonds will be issued at par and are expected to carry a coupon of 4.50% per annum payable semi-annually in arrear in equal instalments on 25th April and 25th October of each year, commencing on 25th October 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on the Maturity Date, which is expected to be on 25th April 2029.

The New Bonds will be offered via an accelerated bookbuilding process solely to institutional investors in certain jurisdictions by way of a private placement outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The initial conversion price is expected to be set at a premium of between 32.50% and 42.50% above the VWAP of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering. The initial conversion price of the New Bonds will be subject to customary adjustment provisions as will be set out in the terms and conditions.

The Company undertakes to convene a general meeting of the shareholders of the Company to be held by 25th October 2024 (the “Long-Stop Date”) at the latest to enable the grant, on a non pre-emptive basis, of such number of rights to subscribe for Shares as may be required to satisfy the exercise of conversion rights in full at the initial conversion price (the “Shareholder Resolution”). If the Shareholder Resolution is passed, the Company will give a notice (the “Physical Settlement Notice”) to Bondholders specifying a date (the “Physical Settlement Date”) on which the Cash Alternative Election (as defined below) ceases to apply. Any adjustment to the conversion price resulting in an increase in the number of conversion shares may require the Company to obtain further authorisation from its shareholders to issue Shares, grant rights to subscribe for Shares and exclude pre-emptive rights.

The Company may either (i) at any time after a general meeting has been held (at which the Shareholder Resolution has been presented but the Shareholder Resolution has not been passed), or (ii) if the Shareholder Resolution has not been passed on or before the Long-Stop Date, by giving a notice (a “Shareholder Event Notice”) to be published no later than the 10th dealing day (inclusive) after the Long-Stop Date, elect to redeem all but not some only of the New Bonds at the greater of (i) 102% of the principal amount of the New Bonds plus accrued but unpaid interest to the date fixed for redemption and (ii) 102% of the Fair Bond Value (as defined in the terms and conditions of the New Bonds) plus accrued but unpaid interest to the date fixed for redemption.

Upon exercise of their conversion rights, and subject, until such time as the Company has given a Physical Settlement Notice, to the Cash Alternative Election (as defined below), Bondholders will receive Shares, as determined by the then prevailing conversion price. Prior to the Physical Settlement Date, Pharming will have the option to settle any conversion rights in cash (the "Cash Alternative Election") and/or Shares.

The Company will have the option to redeem all, but not some only, of the outstanding New Bonds in cash at par plus accrued but unpaid interest at any time, a) if, on or after 16th May 2027, the parity value on each of at least 20 dealing days in a period of 30 consecutive dealing days shall have exceeded 130% of the principal amount or b) if, at any time, 85% or more of the aggregate principal amount of the New Bonds originally issued shall have been previously converted and/or repurchased and cancelled.

The final terms of the New Bonds are expected to be announced later today. Settlement of the offering of the New Bonds is expected to take place on or around 25th April 2024.

Application will be made for the New Bonds to be admitted to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange by no later than 30 days following the Issue Date.

In the context of the offering, the Company and its subsidiaries have agreed to a lock-up period of 90 days following the Issue Date, subject to certain customary exceptions.

The Company will use the proceeds from the offering for the concurrent repurchase of the 2025 Bonds to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years.

HSBC and Jefferies are acting as Joint Global Coordinators and Joint Bookrunners for the offering. Van Lanschot Kempen is acting as advisor to the Company.

Invitation to sell 2025 Bonds
Concurrently with the New Bonds offering, the Company invites Eligible Bondholders (as defined below) of the 2025 Bonds, whose outstanding principal amount is €125 million as of today, to tender for purchase for cash any and all of their outstanding 2025 Bonds (the “Invitation”).

The repurchase price per 2025 Bond is 100% of the principal amount per 2025 Bond (equal to €100,000 per principal amount of €100,000 per 2025 Bond). The Company will also pay accrued but unpaid interest on the purchased 2025 Bonds from, and including, 21st January 2024 (being the last interest payment date for the 2025 Bonds prior to the Invitation) to, but excluding, the Invitation Settlement Date (as defined below).

The Company shall be under no obligation to accept any 2025 Bonds offered by Eligible Bondholders. Eligible Bondholders of the 2025 Bonds who offer to sell their 2025 Bonds under the Invitation may, at Pharming’s discretion, have the benefit of a priority allocation on the 2025 Bonds.

The Invitation is expected to close at 5.30pm CET on 19th April 2024 (the “Expiration Deadline”), unless amended, extended, re-opened or terminated. The results of the Invitation will be announced by the Company as soon as possible after the Expiration Deadline in a subsequent press release.

Settlement of the Invitation is expected to take place on 26th April 2024 (the "Invitation Settlement Date"). Any 2025 Bonds repurchased by the Company in connection with the Invitation will be cancelled in accordance with the terms and conditions of the 2025 Bonds.

Amongst other things, any holder of the 2025 Bonds participating in the Invitation shall be required to represent that it is not located or resident in the United States and is not otherwise a U.S. Person (within the meaning of Regulation S under the Securities Act) and is not participating in the Invitation from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Invitation from the United States in accordance with the “Important Notice in Relation to the Repurchase” below (such holders being “Eligible Bondholders”).

HSBC and Jefferies are acting as Joint Dealer Managers for the Invitation. Van Lanschot Kempen is acting as advisor to the Company.
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS (TOGETHER, THE “MANAGERS”) OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE NEW BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE NEW BONDS OR THE ORDINARY SHARES TO BE ISSUED OR DELIVERED UPON CONVERSION OF THE NEW BONDS AND NOTIONALLY UNDERLYING THE BONDS (TOGETHER WITH THE NEW BONDS, THE “SECURITIES”) IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES. THIS PRESS RELEASE IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.

THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN, THE UNITED KINGDOM AND MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION "PROSPECTUS REGULATION" MEANS REGULATION (EU) 2017/1129 AND REGULATION (EU) 2017/1129 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE “EUWA”).

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; (C) LOCAL IMPLEMENTING MEASURES IN THE EEA; (D) REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (“UK MIFIR”); AND (E) THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (TOGETHER, THE “PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE NEW BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT: (I) THE TARGET MARKET FOR THE NEW BONDS IS (A) IN THE EEA, ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II AND (B) IN THE UNITED KINGDOM, ELIGIBLE COUNTERPARTIES (AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK) AND PROFESSIONAL CLIENTS (AS DEFINED IN UK MIFIR); AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NEW BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NEW BONDS (A "DISTRIBUTOR") SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS’ TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II OR THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NEW BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE BONDS.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II OR UK MIFIR; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE NEW BONDS.

THE NEW BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS (A) IN THE EEA, A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II AND (B) IN THE UNITED KINGDOM, A PERSON WHO IS ONE (OR MORE) OF (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT

(8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE "PRIIPS REGULATION") OR THE PRIIPS REGULATION AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION AND/OR THE UK PRIIPS REGULATION.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

ANY DECISION TO PURCHASE ANY OF THE NEW BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. NEITHER OF THE MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE ISSUE DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE NEW BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

IMPORTANT NOTICE IN RELATION TO THE REPURCHASE

THIS PRESS RELEASE DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE CONCURRENT REPURCHASE IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH REPURCHASE UNDER APPLICABLE SECURITIES LAWS. THE DISTRIBUTION OF THIS PRESS RELEASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE JOINT DEALER MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

UNITED STATES

THE CONCURRENT REPURCHASE IS NOT BEING MADE AND WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAIL OF, OR BY ANY MEANS OR INSTRUMENTALITY OF INTERSTATE OR FOREIGN COMMERCE OF, OR OF ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES. THIS INCLUDES, BUT IS NOT LIMITED TO, FACSIMILE TRANSMISSION, ELECTRONIC MAIL, TELEX, TELEPHONE, THE INTERNET AND OTHER FORMS OF ELECTRONIC COMMUNICATION.

THE 2025 BONDS MAY NOT BE TENDERED IN THE CONCURRENT REPURCHASE BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY FROM OR WITHIN THE UNITED STATES. ACCORDINGLY, COPIES OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE TRANSMITTED, DISTRIBUTED OR FORWARDED (INCLUDING, WITHOUT LIMITATION, BY CUSTODIANS, NOMINEES OR TRUSTEES) IN OR INTO THE UNITED STATES. ANY PURPORTED TENDER OF 2025 BONDS IN THE CONCURRENT REPURCHASE RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID AND ANY PURPORTED TENDER OF 2025 BONDS IN THE CONCURRENT REPURCHASE MADE BY A PERSON LOCATED IN THE UNITED STATES OR BY ANY AGENT, FIDUCIARY OR OTHER INTERMEDIARY ACTING ON A NON-DISCRETIONARY BASIS FOR A PERSON OR A PRINCIPAL GIVING INSTRUCTIONS FROM WITHIN THE UNITED STATES WILL BE INVALID AND WILL NOT BE ACCEPTED.

EACH HOLDER OF 2025 BONDS PARTICIPATING IN THE CONCURRENT REPURCHASE WILL REPRESENT THAT IT IS NOT LOCATED IN THE UNITED STATES AND IT IS NOT PARTICIPATING IN SUCH REPURCHASE FROM THE UNITED STATES, OR IT IS ACTING ON A NON-DISCRETIONARY BASIS FOR A PRINCIPAL THAT IS LOCATED OUTSIDE THE UNITED STATES AND THAT IS NOT GIVING AN ORDER TO PARTICIPATE IN SUCH REPURCHASE FROM THE UNITED STATES. FOR THE PURPOSES OF THIS AND THE ABOVE TWO PARAGRAPHS, “UNITED STATES” MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA.

UNITED KINGDOM

THE COMMUNICATION OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE IS NOT BEING MADE, AND SUCH DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORISED PERSON FOR THE PURPOSES OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 AS AMENDED. ACCORDINGLY, SUCH DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THE COMMUNICATION OF SUCH DOCUMENTS AND/OR MATERIALS AS A FINANCIAL PROMOTION IS ONLY BEING MADE TO THOSE PERSONS IN THE UNITED KINGDOM FALLING WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS (AS DEFINED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”) OR PERSONS WHO ARE WITHIN ARTICLE 43(2) OF THE FINANCIAL PROMOTION ORDER OR ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE MADE UNDER THE FINANCIAL PROMOTION ORDER.

ITALY

NONE OF THE CONCURRENT REPURCHASE, THIS PRESS RELEASE OR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE HAVE BEEN OR WILL BE SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (“CONSOB”) PURSUANT TO ITALIAN LAWS AND REGULATIONS.
THE CONCURRENT REPURCHASE IS BEING CARRIED OUT IN THE REPUBLIC OF ITALY AS EXEMPTED OFFERS PURSUANT TO ARTICLE 101-BIS, PARAGRAPH 3-BIS OF THE LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED (THE “ITALIAN FINANCIAL SERVICES ACT”) AND ARTICLE 35-BIS, PARAGRAPH 3, OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS AMENDED FROM TIME TO TIME (THE “ISSUERS’ REGULATION”). ACCORDINGLY, NO TENDERS BY THE HOLDERS OF THE 2025 BONDS MAY BE COLLECTED, NOR ANY OTHER MATERIALS RELATING TO THE CONCURRENT REPURCHASE MAY BE DISTRIBUTED IN THE REPUBLIC OF ITALY EXCEPT TO QUALIFIED INVESTORS (INVESTITORI QUALIFICATI), AS DEFINED PURSUANT TO ARTICLE 100 OF THE ITALIAN FINANCIAL SERVICES ACT AND ARTICLE 34- TER, FIRST PARAGRAPH, LETTER B) OF THE ISSUERS' REGULATION. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE CONCURRENT REPURCHASE THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE CONCURRENT REPURCHASE THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY.

EACH INTERMEDIARY MUST COMPLY WITH THE APPLICABLE LAWS AND REGULATIONS CONCERNING INFORMATION DUTIES VIS-À-VIS ITS CLIENTS IN CONNECTION WITH THE 2025 BONDS OR THE CONCURRENT REPURCHASE.

FRANCE

THE CONCURRENT REPURCHASE IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN THE REPUBLIC OF FRANCE (“FRANCE”). NEITHER THIS PRESS RELEASE NOR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE HAVE BEEN OR SHALL BE DISTRIBUTED TO THE PUBLIC IN FRANCE AND ONLY (I) PROVIDERS OF INVESTMENT SERVICES RELATING TO PORTFOLIO MANAGEMENT FOR THE ACCOUNT OF THIRD PARTIES (PERSONNES FOURNISSANT LE SERVICE D’INVESTISSEMENT DE GESTION DE PORTEFEUILLE POUR COMPTE DE TIERS) AND/OR (II) QUALIFIED INVESTORS (INVESTISSEURS QUALIFIÉS) OTHER THAN INDIVIDUALS, IN EACH CASE ACTING ON THEIR OWN ACCOUNT AND ALL AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-1, L.411-2 AND D.411-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER, ARE ELIGIBLE TO PARTICIPATE IN THE CONCURRENT REPURCHASE. THIS PRESS RELEASE AND ANY OTHER DOCUMENT OR MATERIAL RELATING TO THE CONCURRENT REPURCHASE HAVE NOT BEEN AND WILL NOT BE SUBMITTED FOR CLEARANCE TO NOR APPROVED BY THE AUTORITÉ DES MARCHÉS FINANCIERS.

GENERAL

NEITHER THIS ANNOUNCEMENT NOR THE ELECTRONIC TRANSMISSION THEREOF CONSTITUTES AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL 2025 BONDS (AND TENDERS OF 2025 BONDS FOR PURCHASE PURSUANT TO THE CONCURRENT REPURCHASE WILL NOT BE ACCEPTED FROM HOLDERS OF 2025 BONDS) IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE CONCURRENT REPURCHASE TO BE MADE BY A LICENSED

BROKER OR DEALER AND THE JOINT DEALER MANAGERS OR ANY OF THEIR AFFILIATES ARE SUCH A LICENSED BROKER OR DEALER IN ANY SUCH JURISDICTION, THE CONCURRENT REPURCHASE SHALL BE DEEMED TO BE MADE BY THE JOINT DEALER MANAGERS OR SUCH AFFILIATE, AS THE CASE MAY BE, ON BEHALF OF THE COMPANY IN SUCH JURISDICTION.

THE COMPANY, THE JOINT DEALER MANAGERS AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS, ACKNOWLEDGEMENTS AND AGREEMENTS.

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.
Pharming Group announces the placement of €100 million convertible bonds due 2029

Leiden, the Netherlands, 18th April, 2024: Pharming Group N.V. ("Pharming" or the "Company") (Euronext Amsterdam: PHARM) announces today the placement of €100 million of senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares in the capital of the Company (the "Shares"). The offer was fully subscribed. The New Bonds were offered via an accelerated book building process through a private placement only to institutional investors outside the United States of America, Australia, Canada, Japan and South Africa.

The New Bonds will have a principal amount of €100,000 each. The New Bonds will be issued at par and will carry a coupon of 4.50% per annum payable semi-annually in arrear in equal instalments on 25th April and 25th October of each year, commencing on 25th October 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on 25th April 2029.

The initial conversion price has been set at €1.2271, representing a premium of 37.5% above the volume weighted average price (VWAP) of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering (i.e. €0.8924). The initial conversion price of the New Bonds will be subject to customary adjustment provisions as set out in the terms and conditions.

Pharming will use the net proceeds of the New Bonds for the repurchase of the outstanding €125 million 3.00% senior unsecured convertible bonds due 2025 issued on 21 January 2020 (the “2025 Bonds”; ISIN: XS2105716554), which has been launched concurrently to the offering of the New Bonds (the “Invitation”) to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years.

The Invitation is expected to close at 5.30pm CET on 19th April 2024, unless amended, extended, re-opened or terminated, and the results will be announced via a separate press release shortly thereafter.
Sijmen de Vries, Chief Executive Officer of Pharming, said:
“This successful convertible bond issuance demonstrates strong support from investors and is a positive step for Pharming. Taking into consideration the upcoming maturity of our convertible bonds in January 2025, this issuance and repurchase strengthens our financial position while enhancing flexibility for the continued execution of our business strategy over the next several years.”

Further Details on the New Bonds
The Company will have the option to redeem all, but not some only, of the outstanding New Bonds in cash at par plus accrued but unpaid interest at any time, a) if, on or after 16th May 2027, the parity value on each of at least 20 dealing days in a period of 30 consecutive dealing days shall have exceeded 130% of the principal amount or b) if, at any time, 85% or more of the aggregate principal amount of the New Bonds originally issued shall have been previously converted and/or repurchased and cancelled.

Settlement of the New Bonds is expected to take place on or around 25th April 2024 (the “Issue Date”).

Application will be made for the New Bonds to be admitted to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange by no later than 30 days following the Issue Date.

In the context of the offering, the Company and its subsidiaries have agreed to a lock-up period of 90 days following the Issue Date, subject to certain customary exceptions.

HSBC and Jefferies acted as Joint Global Coordinators and Joint Bookrunners for the offering. Van Lanschot Kempen acted as advisor to the Company.
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.
Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS (TOGETHER, THE “MANAGERS”) OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE NEW BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE NEW BONDS OR THE ORDINARY SHARES TO BE ISSUED OR DELIVERED UPON CONVERSION OF THE NEW BONDS AND NOTIONALLY UNDERLYING THE BONDS (TOGETHER WITH THE NEW BONDS, THE “SECURITIES”) IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES. THIS PRESS RELEASE IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.
THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN, THE UNITED KINGDOM AND MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION "PROSPECTUS REGULATION" MEANS REGULATION (EU) 2017/1129 AND REGULATION (EU) 2017/1129 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE “EUWA”).

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; (C) LOCAL IMPLEMENTING MEASURES IN THE EEA; (D) REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (“UK MIFIR”); AND (E) THE FCA HANDBOOK PRODUCT INTERVENTION AND

PRODUCT GOVERNANCE SOURCEBOOK (TOGETHER, THE “PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE NEW BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT: (I) THE TARGET MARKET FOR THE NEW BONDS IS (A) IN THE EEA, ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II AND (B) IN THE UNITED KINGDOM, ELIGIBLE COUNTERPARTIES (AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK) AND PROFESSIONAL CLIENTS (AS DEFINED IN UK MIFIR); AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NEW BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NEW BONDS (A "DISTRIBUTOR") SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS’ TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II OR THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NEW BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE BONDS.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II OR UK MIFIR; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE NEW BONDS.

THE NEW BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS (A) IN THE EEA, A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II AND (B) IN THE UNITED KINGDOM, A PERSON WHO IS ONE (OR MORE) OF (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE "PRIIPS REGULATION") OR THE PRIIPS REGULATION AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION AND/OR THE UK PRIIPS REGULATION.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY

MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

ANY DECISION TO PURCHASE ANY OF THE NEW BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. NEITHER OF THE MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE ISSUE DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE NEW BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

IMPORTANT NOTICE IN RELATION TO THE INVITATION

THIS PRESS RELEASE DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE INVITATION IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH INVITATION UNDER APPLICABLE SECURITIES LAWS. THE DISTRIBUTION OF THIS PRESS RELEASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE JOINT DEALER MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

UNITED STATES

THE INVITATION IS NOT BEING MADE AND WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAIL OF, OR BY ANY MEANS OR INSTRUMENTALITY OF INTERSTATE OR FOREIGN COMMERCE OF, OR OF ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES. THIS INCLUDES, BUT IS NOT LIMITED TO, FACSIMILE TRANSMISSION, ELECTRONIC MAIL, TELEX, TELEPHONE, THE INTERNET AND OTHER FORMS OF ELECTRONIC COMMUNICATION.

THE 2025 BONDS MAY NOT BE TENDERED IN THE INVITATION BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY FROM OR WITHIN THE UNITED STATES. ACCORDINGLY, COPIES OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR

INDIRECTLY, MAILED OR OTHERWISE TRANSMITTED, DISTRIBUTED OR FORWARDED (INCLUDING, WITHOUT LIMITATION, BY CUSTODIANS, NOMINEES OR TRUSTEES) IN OR INTO THE UNITED STATES. ANY PURPORTED TENDER OF 2025 BONDS IN THE INVITATION RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID AND ANY PURPORTED TENDER OF 2025 BONDS IN THE INVITATION MADE BY A PERSON LOCATED IN THE UNITED STATES OR BY ANY AGENT, FIDUCIARY OR OTHER INTERMEDIARY ACTING ON A NON-DISCRETIONARY BASIS FOR A PERSON OR A PRINCIPAL GIVING INSTRUCTIONS FROM WITHIN THE UNITED STATES WILL BE INVALID AND WILL NOT BE ACCEPTED.

EACH HOLDER OF 2025 BONDS PARTICIPATING IN THE INVITATION WILL REPRESENT THAT IT IS NOT LOCATED IN THE UNITED STATES AND IT IS NOT PARTICIPATING IN SUCH INVIATION FROM THE UNITED STATES, OR IT IS ACTING ON A NON-DISCRETIONARY BASIS FOR A PRINCIPAL THAT IS LOCATED OUTSIDE THE UNITED STATES AND THAT IS NOT GIVING AN ORDER TO PARTICIPATE IN SUCH INVITATION FROM THE UNITED STATES. FOR THE PURPOSES OF THIS AND THE ABOVE TWO PARAGRAPHS, “UNITED STATES” MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA.

UNITED KINGDOM

THE COMMUNICATION OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION IS NOT BEING MADE, AND SUCH DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORISED PERSON FOR THE PURPOSES OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 AS AMENDED. ACCORDINGLY, SUCH DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THE COMMUNICATION OF SUCH DOCUMENTS AND/OR MATERIALS AS A FINANCIAL PROMOTION IS ONLY BEING MADE TO THOSE PERSONS IN THE UNITED KINGDOM FALLING WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS (AS DEFINED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”) OR PERSONS WHO ARE WITHIN ARTICLE 43(2) OF THE FINANCIAL PROMOTION ORDER OR ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE MADE UNDER THE FINANCIAL PROMOTION ORDER.

ITALY

NONE OF THE INVITATION, THIS PRESS RELEASE OR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION HAVE BEEN OR WILL BE SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (“CONSOB”) PURSUANT TO ITALIAN LAWS AND REGULATIONS.

THE INVITATION IS BEING CARRIED OUT IN THE REPUBLIC OF ITALY AS EXEMPTED OFFERS PURSUANT TO ARTICLE 101-BIS, PARAGRAPH 3-BIS OF THE LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED (THE “ITALIAN FINANCIAL SERVICES ACT”) AND ARTICLE 35-BIS, PARAGRAPH 3, OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS AMENDED FROM TIME TO TIME (THE “ISSUERS’ REGULATION”). ACCORDINGLY, NO TENDERS BY THE HOLDERS OF THE 2025 BONDS MAY BE COLLECTED, NOR ANY OTHER MATERIALS RELATING TO THE INVITATION MAY BE DISTRIBUTED IN THE REPUBLIC OF ITALY EXCEPT TO QUALIFIED INVESTORS (INVESTITORI QUALIFICATI), AS DEFINED PURSUANT TO ARTICLE 100 OF THE ITALIAN FINANCIAL SERVICES ACT AND ARTICLE 34- TER, FIRST PARAGRAPH, LETTER B) OF THE ISSUERS' REGULATION. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE INVITATION THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE INVITATION THROUGH

AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY.

EACH INTERMEDIARY MUST COMPLY WITH THE APPLICABLE LAWS AND REGULATIONS CONCERNING INFORMATION DUTIES VIS-À-VIS ITS CLIENTS IN CONNECTION WITH THE 2025 BONDS OR THE INVITATION.

FRANCE

THE INVITATION IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN THE REPUBLIC OF FRANCE (“FRANCE”). NEITHER THIS PRESS RELEASE NOR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION HAVE BEEN OR SHALL BE DISTRIBUTED TO THE PUBLIC IN FRANCE AND ONLY (I) PROVIDERS OF INVESTMENT SERVICES RELATING TO PORTFOLIO MANAGEMENT FOR THE ACCOUNT OF THIRD PARTIES (PERSONNES FOURNISSANT LE SERVICE D’INVESTISSEMENT DE GESTION DE PORTEFEUILLE POUR COMPTE DE TIERS) AND/OR (II) QUALIFIED INVESTORS (INVESTISSEURS QUALIFIÉS) OTHER THAN INDIVIDUALS, IN EACH CASE ACTING ON THEIR OWN ACCOUNT AND ALL AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-1, L.411-2 AND D.411-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER, ARE ELIGIBLE TO PARTICIPATE IN THE INVITATION. THIS PRESS RELEASE AND ANY OTHER DOCUMENT OR MATERIAL RELATING TO THE INVITATION HAVE NOT BEEN AND WILL NOT BE SUBMITTED FOR CLEARANCE TO NOR APPROVED BY THE AUTORITÉ DES MARCHÉS FINANCIERS.

GENERAL

NEITHER THIS ANNOUNCEMENT NOR THE ELECTRONIC TRANSMISSION THEREOF CONSTITUTES AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL 2025 BONDS (AND TENDERS OF 2025 BONDS FOR PURCHASE PURSUANT TO THE INVITATION WILL NOT BE ACCEPTED FROM HOLDERS OF 2025 BONDS) IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE INVITATION TO BE MADE BY A LICENSED BROKER OR DEALER AND THE JOINT DEALER MANAGERS OR ANY OF THEIR AFFILIATES ARE SUCH A LICENSED BROKER OR DEALER IN ANY SUCH JURISDICTION, THE INVITATION SHALL BE DEEMED TO BE MADE BY THE JOINT DEALER MANAGERS OR SUCH AFFILIATE, AS THE CASE MAY BE, ON BEHALF OF THE COMPANY IN SUCH JURISDICTION.

THE COMPANY, THE JOINT DEALER MANAGERS AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS, ACKNOWLEDGEMENTS AND AGREEMENTS.

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.
Pharming Group announces the repurchase of outstanding €125 million convertible bonds due 2025

Leiden, the Netherlands, 19th April, 2024: Pharming Group N.V. ("Pharming" or the "Company") (Euronext Amsterdam: PHARM) announces the final results of its invitation to Eligible Bondholders (as defined below) of the outstanding €125 million 3.00% senior unsecured convertible bonds due 2025 issued on 21 January 2020 (the “2025 Bonds”; ISIN: XS2105716554) to tender for purchase via a reverse bookbuilding process for cash any and all of their 2025 Bonds (the “Invitation”).

Pharming announces the repurchase of €123.1 million of the 2025 Bonds, which represents 98.5% of the outstanding aggregate principal amount of the 2025 Bonds, on the basis of a final repurchase price per 2025 Bond equal to €100,000. In addition, the Company will pay accrued and unpaid interest from, and including, 21st January 2024 (being the last interest payment date for the 2025 Bonds prior to the Invitation) to, but excluding, the Invitation settlement date, which is expected to occur on 26th April 2024. Any 2025 Bonds repurchased by the Company in connection with the Invitation will be cancelled in accordance with the terms and conditions of the 2025 Bonds.

The Invitation has been targeted at any holder of the 2025 Bonds that has represented that it is not located or resident in the United States and is not otherwise a U.S. Person (within the meaning of Regulation S under the Securities Act) and is not participating in the Invitation from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Invitation from the United States in accordance with the “Important Notice in Relation to the Repurchase” below (such holders being “Eligible Bondholders”).

The remaining outstanding 2025 Bonds will represent an aggregate principal amount of €1.9 million. Considering that further to the repurchase, the aggregate principal amount of the 2025 Bonds outstanding and held by persons other than the Company and its subsidiaries is equal to or less than 15 per cent. of the aggregate principal amount originally issued, the Company may, subject to providing not less than 30 nor more than 60 days’ notice, early redeem all of the outstanding 2025 Bonds at their principal amount together with accrued interest thereon until (but excluding) the date of such early redemption.

HSBC and Jefferies acted as Joint Dealer Managers for the Invitation. Van Lanschot Kempen acted as advisor to the Company.
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS (TOGETHER, THE “MANAGERS”) OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE NEW BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE NEW BONDS OR THE ORDINARY SHARES TO BE ISSUED OR DELIVERED UPON CONVERSION OF THE NEW BONDS AND NOTIONALLY UNDERLYING THE BONDS (TOGETHER WITH THE NEW BONDS, THE “SECURITIES”) IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES. THIS PRESS RELEASE IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.

THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN, THE UNITED KINGDOM AND MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AT PERSONS WHO ARE

“QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION "PROSPECTUS REGULATION" MEANS REGULATION (EU) 2017/1129 AND REGULATION (EU) 2017/1129 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE “EUWA”).

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; (C) LOCAL IMPLEMENTING MEASURES IN THE EEA; (D) REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (“UK MIFIR”); AND (E) THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (TOGETHER, THE “PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE NEW BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT: (I) THE TARGET MARKET FOR THE NEW BONDS IS (A) IN THE EEA, ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II AND (B) IN THE UNITED KINGDOM, ELIGIBLE COUNTERPARTIES (AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK) AND PROFESSIONAL CLIENTS (AS DEFINED IN UK MIFIR); AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NEW BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NEW BONDS (A "DISTRIBUTOR") SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS’ TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II OR THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NEW BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE BONDS.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II OR UK MIFIR; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE NEW BONDS.

THE NEW BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS (A) IN THE EEA, A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II AND (B) IN THE UNITED KINGDOM, A PERSON WHO IS ONE (OR MORE) OF (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE "PRIIPS REGULATION") OR THE PRIIPS REGULATION AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM

AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION AND/OR THE UK PRIIPS REGULATION.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

ANY DECISION TO PURCHASE ANY OF THE NEW BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. NEITHER OF THE MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR THE COMPANY’S PUBLICLY AVAILABLE INFORMATION. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE ISSUE DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE NEW BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

IMPORTANT NOTICE IN RELATION TO THE REPURCHASE

THIS PRESS RELEASE DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE CONCURRENT REPURCHASE IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH REPURCHASE UNDER APPLICABLE SECURITIES LAWS. THE DISTRIBUTION OF THIS PRESS RELEASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE JOINT DEALER MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

UNITED STATES

THE CONCURRENT REPURCHASE IS NOT BEING MADE AND WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAIL OF, OR BY ANY MEANS OR INSTRUMENTALITY OF INTERSTATE OR FOREIGN COMMERCE OF, OR OF ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES. THIS INCLUDES, BUT IS NOT LIMITED TO, FACSIMILE TRANSMISSION, ELECTRONIC MAIL, TELEX, TELEPHONE, THE INTERNET AND OTHER FORMS OF ELECTRONIC COMMUNICATION.

THE 2025 BONDS MAY NOT BE TENDERED IN THE CONCURRENT REPURCHASE BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY FROM OR WITHIN THE UNITED STATES. ACCORDINGLY, COPIES OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE TRANSMITTED, DISTRIBUTED OR FORWARDED (INCLUDING, WITHOUT LIMITATION, BY CUSTODIANS, NOMINEES OR TRUSTEES) IN OR INTO THE UNITED STATES. ANY PURPORTED TENDER OF 2025 BONDS IN THE CONCURRENT REPURCHASE RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID AND ANY PURPORTED TENDER OF 2025 BONDS IN THE CONCURRENT REPURCHASE MADE BY A PERSON LOCATED IN THE UNITED STATES OR BY ANY AGENT, FIDUCIARY OR OTHER INTERMEDIARY ACTING ON A NON-DISCRETIONARY BASIS FOR A PERSON OR A PRINCIPAL GIVING INSTRUCTIONS FROM WITHIN THE UNITED STATES WILL BE INVALID AND WILL NOT BE ACCEPTED.

EACH HOLDER OF 2025 BONDS PARTICIPATING IN THE CONCURRENT REPURCHASE WILL REPRESENT THAT IT IS NOT LOCATED IN THE UNITED STATES AND IT IS NOT PARTICIPATING IN SUCH REPURCHASE FROM THE UNITED STATES, OR IT IS ACTING ON A NON-DISCRETIONARY BASIS FOR A PRINCIPAL THAT IS LOCATED OUTSIDE THE UNITED STATES AND THAT IS NOT GIVING AN ORDER TO PARTICIPATE IN SUCH REPURCHASE FROM THE UNITED STATES. FOR THE PURPOSES OF THIS AND THE ABOVE TWO PARAGRAPHS, “UNITED STATES” MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA.

UNITED KINGDOM

THE COMMUNICATION OF THIS PRESS RELEASE AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE IS NOT BEING MADE, AND SUCH DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORISED PERSON FOR THE PURPOSES OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 AS AMENDED. ACCORDINGLY, SUCH DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THE COMMUNICATION OF SUCH DOCUMENTS AND/OR MATERIALS AS A FINANCIAL PROMOTION IS ONLY BEING MADE TO THOSE PERSONS IN THE UNITED KINGDOM FALLING WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS (AS DEFINED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”) OR PERSONS WHO ARE WITHIN ARTICLE 43(2) OF THE FINANCIAL PROMOTION ORDER OR ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE MADE UNDER THE FINANCIAL PROMOTION ORDER.

ITALY

NONE OF THE CONCURRENT REPURCHASE, THIS PRESS RELEASE OR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE HAVE BEEN OR WILL BE SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (“CONSOB”) PURSUANT TO ITALIAN LAWS AND REGULATIONS.
THE CONCURRENT REPURCHASE IS BEING CARRIED OUT IN THE REPUBLIC OF ITALY AS EXEMPTED OFFERS PURSUANT TO ARTICLE 101-BIS, PARAGRAPH 3-BIS OF THE LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED (THE “ITALIAN FINANCIAL SERVICES ACT”) AND ARTICLE 35-BIS, PARAGRAPH 3, OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS AMENDED FROM TIME TO TIME (THE “ISSUERS’ REGULATION”).

ACCORDINGLY, NO TENDERS BY THE HOLDERS OF THE 2025 BONDS MAY BE COLLECTED, NOR ANY OTHER MATERIALS RELATING TO THE CONCURRENT REPURCHASE MAY BE DISTRIBUTED IN THE REPUBLIC OF ITALY EXCEPT TO QUALIFIED INVESTORS (INVESTITORI QUALIFICATI), AS DEFINED PURSUANT TO ARTICLE 100 OF THE ITALIAN FINANCIAL SERVICES ACT AND ARTICLE 34- TER, FIRST PARAGRAPH, LETTER B) OF THE ISSUERS' REGULATION. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE CONCURRENT REPURCHASE THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY. HOLDERS OR BENEFICIAL OWNERS OF THE 2025 BONDS THAT ARE RESIDENT OR LOCATED IN ITALY CAN TENDER SOME OR ALL OF THEIR 2025 BONDS PURSUANT TO THE CONCURRENT REPURCHASE THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN ITALY IN ACCORDANCE WITH THE ITALIAN FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB, THE BANK OF ITALY OR ANY OTHER ITALIAN AUTHORITY.

EACH INTERMEDIARY MUST COMPLY WITH THE APPLICABLE LAWS AND REGULATIONS CONCERNING INFORMATION DUTIES VIS-À-VIS ITS CLIENTS IN CONNECTION WITH THE 2025 BONDS OR THE CONCURRENT REPURCHASE.

FRANCE

THE CONCURRENT REPURCHASE IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN THE REPUBLIC OF FRANCE (“FRANCE”). NEITHER THIS PRESS RELEASE NOR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE CONCURRENT REPURCHASE HAVE BEEN OR SHALL BE DISTRIBUTED TO THE PUBLIC IN FRANCE AND ONLY (I) PROVIDERS OF INVESTMENT SERVICES RELATING TO PORTFOLIO MANAGEMENT FOR THE ACCOUNT OF THIRD PARTIES (PERSONNES FOURNISSANT LE SERVICE D’INVESTISSEMENT DE GESTION DE PORTEFEUILLE POUR COMPTE DE TIERS) AND/OR (II) QUALIFIED INVESTORS (INVESTISSEURS QUALIFIÉS) OTHER THAN INDIVIDUALS, IN EACH CASE ACTING ON THEIR OWN ACCOUNT AND ALL AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-1, L.411-2 AND D.411-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER, ARE ELIGIBLE TO PARTICIPATE IN THE CONCURRENT REPURCHASE. THIS PRESS RELEASE AND ANY OTHER DOCUMENT OR MATERIAL RELATING TO THE CONCURRENT REPURCHASE HAVE NOT BEEN AND WILL NOT BE SUBMITTED FOR CLEARANCE TO NOR APPROVED BY THE AUTORITÉ DES MARCHÉS FINANCIERS.

GENERAL

NEITHER THIS ANNOUNCEMENT NOR THE ELECTRONIC TRANSMISSION THEREOF CONSTITUTES AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL 2025 BONDS (AND TENDERS OF 2025 BONDS FOR PURCHASE PURSUANT TO THE CONCURRENT REPURCHASE WILL NOT BE ACCEPTED FROM HOLDERS OF 2025 BONDS) IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE CONCURRENT REPURCHASE TO BE MADE BY A LICENSED BROKER OR DEALER AND THE JOINT DEALER MANAGERS OR ANY OF THEIR AFFILIATES ARE SUCH A LICENSED BROKER OR DEALER IN ANY SUCH JURISDICTION, THE CONCURRENT REPURCHASE SHALL BE DEEMED TO BE MADE BY THE JOINT DEALER MANAGERS OR SUCH AFFILIATE, AS THE CASE MAY BE, ON BEHALF OF THE COMPANY IN SUCH JURISDICTION.

THE COMPANY, THE JOINT DEALER MANAGERS AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS, ACKNOWLEDGEMENTS AND AGREEMENTS.